TROUTMAN SANDERS LLP

Attorneys at Law

Troutman Sanders Building

1001 Haxall Point

P.O. Box 1122 (23218-1122)

Richmond, Virginia 23219

804.697.1200 telephone

troutmansanders.com

September 30, 2010

H. Christopher Owings

Assistant Director

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 30, 2009
Definitive Proxy Statement on Schedule 14A
Filed December 14, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 4, 2010
File No. 001-08359

Dear Mr. Owings:

I write on behalf of New Jersey Resources Corporation (the “Company”), to follow up on the conversation I had with a member of the Staff of the Securities and Exchange Commission today. Pursuant to that conversation, I am formally requesting an extension on the Company’s behalf to respond to the Staff’s comment letter dated September 27, 2010 regarding the Staff’s comment to New Jersey Resources Corporation’s Definitive Proxy Statement on Schedule 14A.

We respectfully request an extension to respond no later than October 26, 2010.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (804) 697-1239.

Very truly yours,

Dave Meyers

Cc:	Mr. Glenn C. Lockwood

Mariellen Dugan, Esq.

Richard Reich, Esq.

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